UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)

Huntsman Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

447011 10 7

(CUSIP Number)

Ronald G. Moffitt, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111, (801) 328-3131

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). The Huntsman Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,342,067 shares of Common Stock

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 14,342,067 shares of Common Stock

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,342,067 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

This Statement on Schedule 13D, as amended as of the date hereof (this “Statement”), is being filed by The Huntsman Foundation, a Utah nonprofit corporation (“Huntsman Foundation”). Huntsman Foundation, is sometimes referred to as the “Reporting Person.”  In this Schedule 13D, the “Company” refers to Huntsman Corporation, a Delaware corporation, and “Shares” refers to shares of Common Stock, $0.01 par value per share, of the Company.

This Statement is filed pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The amended and restated Schedule 13D (Amendment No. 15) filed by (i) Huntsman Foundation, (ii) Huntsman Family Holdings Company LLC, a Utah limited liability company (“Huntsman Family Holdings”), (iii) P&B Capital, L.C., a Utah limited liability company (“P&B”), (iv) Jon M. Huntsman (“J. Huntsman”) and (v) Peter R. Huntsman (“P. Huntsman”) on November 30, 2017 (the “A&R Schedule 13D”) should be read together with this Statement. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the A&R Schedule 13D.

Item 2. Identity and Background.

Item 2 is deleted in its entirety and restated as follows:

This Statement is filed by the Reporting Person. Huntsman Foundation, Huntsman Family Holdings, P&B, J. Huntsman and P. Huntsman were previously parties to a Joint Filing Agreement dated May 30, 2017 (the “2017 Joint Filing Agreement”), pursuant to which such parties agreed to jointly file with the Securities and Exchange Commission the Schedule 13D and any and all amendments thereto.  The 2017 Joint Filing Agreement and the agreement of the parties thereto to participate as members of a “group” (within the meaning of Section 13(d)(3) of Exchange Act) were terminated by a Termination Agreement, dated April 11, 2018 (the “Termination Agreement”).  The Termination Agreement is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

As a result of the matters described in this Statement, none of Huntsman Family Holdings, P&B, the Estate of Jon M. Huntsman (the “Estate”) and P. Huntsman beneficially own more than five percent (5%) of the Shares or other securities of the Company.  Therefore, Huntsman Family Holdings, P&B, the Estate and P. Huntsman are no longer required to file statements on Schedule 13D with respect to their beneficial ownership of Shares or other securities of the Company.  Huntsman Foundation will continue filing statements on Schedule 13D with respect to its beneficial ownership of securities of the Company to the extent required by applicable law.

Huntsman Foundation’s principal business is to support the Huntsman Cancer Institute (HCI) of the University of Utah. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Huntsman Foundation are set forth in Schedule A.

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and restated as follows:

(a)         (i)                                     Aggregate number of shares beneficially owned: See Row 11 of cover page for the Reporting Person.

(ii)                                  Percentage: See Row 13 of cover page for the Reporting Person.

(b)         (i)                                     Sole power to vote or to direct vote: See Row 7 of cover page for the Reporting Person.

(ii)                                  Shared power to vote or to direct vote: See Row 8 of cover page for the Reporting Person.

(iii)                               Sole power to dispose or to direct the disposition: See Row 9 of cover page for the Reporting Person.

(iv)                              Shared power to dispose or to direct disposition: See Row 10 of cover page for the Reporting Person.

(c)          The Reporting Person engaged in the following transactions with respect to the Shares within the last 60 days:

(i)                                     Huntsman Foundation sold (a) 57,300 Shares into the open market at a weighted average price of $32.27 per Share on December 4, 2017, and (b) 388,789 Shares into the open market at a weighted average price of $31.89 per Share on December 12, 2017. These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended.

(d)         Not applicable.

(e)          Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the following:

The information contained in Item 2 and Item 5 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 of Item 7 is hereby deleted and restated as follows:

Exhibit 99.1      Termination Agreement dated as of April 11, 2018

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 25, 2018	THE HUNTSMAN FOUNDATION

	By:	/s/ Thomas E. Muir
Name: Thomas E. Muir
Title: Vice President

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
THE HUNTSMAN FOUNDATION

The name and titles of the executive officers and directors of The Huntsman Foundation, a Utah nonprofit corporation and their principal occupations are set forth below. Unless otherwise indicated in the Statement, each such person is a United States citizen and the business address of each such person is 500 Huntsman Way, Salt Lake City, Utah 84108.

Name	Principal Occupation

Karen H. Huntsman	Retired

David H. Huntsman	Self-employed

Peter R. Huntsman	Chairman of the Board, President and Chief Executive Officer and director of Huntsman Corporation

Christena Huntsman Durham	Retired

Christopher H. Huffman	Self-employed

Paul C. Huntsman	Self-employed

James H. Huntsman	Self-employed

Jennifer Huntsman Parkin	Retired

Thomas E. Muir	Vice President, Administration of Huntsman International LLC

Ronald G. Moffitt	Attorney